PROSPECTUS SUPPLEMENT NO. 1	Filed Pursuant to Rule 424(b)(7)
(To Prospectus dated July 16, 2007)	Registration Statement No. 333-144603

RAIT FINANCIAL TRUST

12,192,145 Common Shares of Beneficial Interest

This prospectus supplement no. 1 supplements and amends the prospectus dated July 16, 2007 relating to the resale from time to time of common shares that we may issue to holders named in the prospectus dated July 16, 2007 and in this prospectus supplement of RAIT Financial Trust’s 6.875% Convertible Senior Notes due 2027, or the notes, upon the conversion of the notes.

This prospectus supplement should be read in conjunction with, is qualified by reference to, and must be accompanied by, the prospectus dated July 16, 2007, except to the extent that the information in this prospectus supplement supersedes any information contained in those documents.

Our common shares are listed on the New York Stock Exchange under the symbol “RAS”. On July 25, 2007, the last reported sale price of our common shares on the New York Stock Exchange was $18.78 per share.

You should read the sections entitled “Risk Factors” in our filings with the Securities and Exchange Commission that are incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2006, our subsequent Quarterly Report on Form 10-Q and our Current Report on Form 8-K filed January 10, 2007 for a discussion of factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 26, 2007.

SELLING SHAREHOLDERS

The information appearing in the table below supplements and supersedes the information with respect to such selling shareholders in the table appearing under the heading “Selling Shareholders” in the prospectus dated July 16, 2007. The information is based solely on information provided to us by or on behalf of the selling shareholders on or prior to July 26, 2007 in Selling Security Holder Notices and Questionnaires. The number of common shares issuable upon the exchange or redemption of the notes shown in the table below assumes exchange of the full amount of notes held by each selling shareholder at the initial exchange rate of 28.6874 shares of our common shares per $1,000 principal amount of notes and a cash payment in lieu of any fractional share, even though we are required to pay the first $1,000 of exchange value in cash. The exchange rate is subject to adjustment in certain events. The selling shareholders may offer all, some or none of the common shares which we may issue upon the exchange or redemption of the notes. Because the selling shareholders may offer all or some portion of such common shares, we cannot estimate the number of common shares that will be held by the selling shareholders upon termination of any of these sales. In addition, the selling shareholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes or common shares since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act of 1933, as amended.

Selling Shareholder	Number of Shares Beneficially Owned Prior to the Offering(1)(2)	Percentage of Shares Beneficially Owned Prior to the Offering(3)	Number of Shares Offered Pursuant to This Prospectus	Number of Shares Beneficially Owned after the Offering(4)	Percentage of Shares Beneficially Owned after the Offering(4)
ADI Alternative Investments	129,094	*	129,094	0	0%
ADI Alternative Investments c/o Casam ADI CB Arbitrage	57,375	*	57,375	0	0%
ADI Alternative Investments c/o Kallista Master Fund Limited	129,094	*	129,094	0	0%
AHFP Context	3,443	*	3,443	0	0%
Altma Fund SICAV Plc in respect of the Grafton Fund sub	22,950	*	22,950	0	0%
Casam Context Offshore Advantage Fund Limited	17,787	*	17,787	0	0%
CNH CA Master Account, L. P. (5)	401,624	*	401,624	0	0%
Context Advantage Master Fund, L. P.	76,022	*	76,022	0	0%
Credit Suisse Securities (USA) LLC (6)	573,748	*	573,748	0	0%
Finch Tactical Plus Class B	1,722	*	1,722	0	0%
Institutional Benchmarks Series (Master Feeder) Limited in respect of Alcor Series	2,295	*	2,295	0	0%
Lyxor / Context Fund Ltd. (7)	27,827	*	27,827	0	0%
RCG Latitude Master Fund, Ltd. (8)	172,125	*	172,125	0	0%
RCG PB Ltd. (9)	100,406	*	100,406	0	0%
Worldwide Transactions Limited	5,738	*	5,738	0	0%
Xavex Convertible Arbitrage 5 (10)	14,344	*	14,344	0	0%

*	Less than one percent.
(1)	Based on information available to us as of July 26, 2007 in Selling Securityholder Notice and Questionnaires delivered to us by the selling shareholders.
(2)	The number of common shares issuable upon the conversion of the notes assumes conversion of the full amount of notes held by each selling shareholder at the initial conversion rate of 28.6874 shares of our common shares per $1,000 principal amount of notes and a cash payment in lieu of any fractional share, even though we are required to pay the first $1,000 of exchange value in cash. The exchange rate is subject to adjustment in certain events.
(3)	Based on a total of 60,970,256 of our common shares outstanding as of July 12, 2007. For purposes of computing the percentage of outstanding shares held by each selling shareholder named above, the common shares beneficially owned by such selling shareholders are deemed to be outstanding, but such shares are not deemed to be outstanding for the purpose of computing the percentage of ownership of any other selling shareholder.
(4)	Assumes the selling shareholder sells all of its common shares offered pursuant to this prospectus supplement.
(5)	CNH Partners LLC is investment advisor of the selling shareholder and has sole voting and dispositive power over these securities. Investment principals for the advisor are Robert Krail, Mark Mitchell and Todd Pulvino.
(6)	The selling shareholder is an underwriter.
(7)	The selling shareholder is an “affiliate” of a broker-dealer and certifies that it bought the securities in the ordinary course of business, and at the time of the purchase of the securities to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
(8)	The selling shareholder is an “affiliate” of a broker-dealer and certifies that it bought the securities in the ordinary course of business, and at the time of the purchase of the securities to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Ramius Capital Group, L.L.C., or Ramius Capital, is the investment adviser of the selling shareholder and consequently has voting control and investment discretion over securities held by the selling shareholder. Ramius Capital disclaims beneficial ownership of the shares held by the selling shareholder. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares. An affiliate of Ramius Capital is a NASD member. However, this affiliate will not sell any shares purchased in this offering by the selling shareholder and will receive no compensation whatsoever in connection with sales of shares purchased in this transaction.
(9)	The selling shareholder is an “affiliate” of a broker-dealer and certifies that it bought the securities in the ordinary course of business, and at the time of the purchase of the securities to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Ramius Capital is the investment adviser of the selling shareholder and consequently has voting control and investment discretion over securities held by the selling shareholder. Ramius Capital disclaims beneficial ownership of the shares held by the selling shareholder. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares. An affiliate of Ramius Capital is a NASD member. However, this affiliate will not sell any shares purchased in this offering by the selling shareholder and will receive no compensation whatsoever in connection with sales of shares purchased in this transaction.
(10)	The selling shareholder is an “affiliate” of a broker-dealer and certifies that it bought the securities in the ordinary course of business, and at the time of the purchase of the securities to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Ramius Capital is the investment adviser of the selling shareholder and consequently has voting control and investment discretion over securities held by the selling shareholder. Ramius Capital disclaims beneficial ownership of the shares held by the selling shareholder. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares. An affiliate of Ramius Capital is a NASD member. However, this affiliate will not sell any shares purchased in this offering by the selling shareholder and will receive no compensation whatsoever in connection with sales of shares purchased in this transaction.